Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: November 1, 2016

Explanatory Note: Transcript for Baker Hughes Incorporated October 31, 2016 Global Town Hall (the “Baker Hughes Town Hall”).  Speakers at the Baker Hughes Town Hall included Jeffrey R. Immelt, Chairman and CEO of General Electric Company (“GE”), and Lorenzo Simonelli, President and CEO of GE Oil & Gas and Martin Craighead, Chairman and CEO of Baker Hughes.

Final Transcript

BAKER HUGHES, INC.: Global Town Hall October 31, 2016/10:00 a.m. CDT

SPEAKERS
Martin Craighead
Lorenzo Simonelli
Jeff Immelt

PRESENTATION

Martin
Good morning, everybody. Welcome. I want to extend a special welcome to all of the GE employees around the world that may be watching this. I also want to extend a special invitation in particular to the GE Oil and Gas employees. Welcome to Baker Hughes.

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

To the Baker Hughes employees, I want to say thank you. The last couple of years have been dynamic. You know, I am one that really doesn’t like drama, but for the last couple of years, there has been quite a bit of drama and I am here to tell you that we have a little bit more today, so I’m not doing a very good job of managing that away from our life. But let me tell you, this is a whole different set of circumstances from the one previously.

We have a couple of guests that are joining me today that I would like to introduce. The first is Jeff Immelt, the Chairman and Chief Executive Officer of GE. Would you give him a hand? Jeff is a household name, world-class CEO; it’s been a real pleasure to work with him over the last several months, so welcome to Baker Hughes, Jeff.

The next gentleman I want to introduce to you, in just the span of the last probably four months, a person that I am proud to say now has become a very good friend. The chemistry that we have created between the two of us has already cascaded down to the small working teams that have pulled this together and he is going to be a fantastic leader of the new Baker Hughes and GE Company. Give a warm welcome to Lorenzo Simonelli.

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

So I’m just going to make a few quick comments and I’m going to pass it over to Lorenzo. I want to stress why this combination makes so much sense. We just came off of some media interviews, both TV and print, we had an investor call this morning and the thing just keeps coming through. You have a fantastic upstream technology leader in Baker Hughes, right? Strategy around well construction, well production and improve that recovery cycle.

You then have the world’s largest equipment, oilfield equipment manufacturer, very much lost on the market in the industry today. When Kimberly and myself and Derek and Will and a few of the others began to actually investigate and look at the business of GE Oil and Gas, which has been talked in to the broader GE organization, we were quite surprised with the health of the business, its market position, its margins; it is a fantastic business. So you take that portfolio, which is kind of a little gas oriented, midstream and downstream, some huge positions in things like LNG and transport and so forth, you put that together with the upstream side, a very similar DNA. And CEOs always say cultures are similar. I have to tell you, when we would come up from those meetings, discussions, it was hard to tell who was GE and who was Baker Hughes. This is a combination that has been a long time in the making.

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

The last thing I want to say before I turn it over to Lorenzo, and this is going to be very well understood by all the GE employees that may be watching, and my really didn’t even understand what the term GE Store was. We have a Baker Hughes store, that’s where you order your ball caps and T-shirts and belt buckles, but they seem to be very proud of the GE Store and I’m thinking, Man, they must have some really good ball caps. The reality is, and you’re going to get to know this about this organization, it’s a very humble, straightforward organization, so they call it the GE Store, but inside the GE Store, it’s like nothing you’ve ever seen before in terms of the technology, in terms of the portfolio of some of their capabilities from things like supply change, engineering, technology.

I toured one of their technology centers, and it’s as you guys all know, I’m a real technology buff, grew up in it, spent as much time as I can with you in Germany and some of our other centers, but the things I saw were off the charts. I thought about our scientists and engineers being able to tap into that, and I’ll tell you what, it’s got to be like going to Disneyland when that day occurs for our folks. So this makes so much sense. And from a regulatory issue, and the issues that we had to deal with, with

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

Baker Hughes, these guys, first of all, have a world-class brand that’s loved around the world.

Second, we had both done a lot of homework on this before we came here today to announce this. We feel very confident. And this is not a lot of overlap, this is not about just the same product lines, adding number two and number three and concentrating more. There is very little overlap. This is a portfolio combining with another portfolio, so you have what Lorenzo very well said this morning on the investor call, “A full stream capability of a new digital industrial inside the oilfield services.”

So thank you all for being here. Again, to all the GE employees around the world, welcome to the new Baker Hughes. And with that, I will hand it over to Lorenzo.

Lorenzo
So thank you very much, Martin. It’s great to be here. Welcoming what we announced this morning, really the new Baker Hughes. And on behalf of all the GE Oil and Gas employees, I am glad to be here to say that we are excited about what is about to happen, and the future opportunity that we have together.

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

As Martin alluded to, we are combining two great brands, two great franchises within the oil and gas industry, and we are creating what is differentiated and unique for our customers, and also for our employees. When you look across the breadth of the portfolio, we will be able to go from all the way of the upstream to the downstream. And as was mentioned by Martin, be able to leverage what is the GE Store that many of you will start to get to know. The technology that we have in additives, materials, electrical, when you look at the digital big data capabilities of Predix, all of this being infused into what is already a great portfolio of products and capabilities.

I think we have an opportunity to really differentiate for our customers, be able to create better outcomes, and also from an employee base, an exciting place to work. This is really a unification of two great brands with great history, two great companies with a great legacy and how we take them forward.

Now, I do want to talk a little bit about what lies ahead. Today we made the announcement, we’ve got to get to close. And we are all going to be committed to working through the various steps, and we anticipate close happening in the second half of 2017.

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

As I know Martin has expressed previously and I have, the focus has to be on continuing to execute for our customers as we go through this process. We will be setting up an integration team. We will be sending out communications on a regular basis. We want this to be a family. We want this a coming together of employees, and also sharing in the opportunity that we have ahead of us, and the opportunity of creating something truly special for our customers with the technology and services. So we will have continuous updates. We will be creating a website where you can get information on a regular basis. We will be hosting Town Hall calls across the globe, and that’s why it’s special to have the first webcast out to all of the employees, to share with you the great opportunity that we have ahead of us.

I am excited about the future. Let’s concentrate on executing, delivering to our customers as we go through the next few months, and let’s bring this home.

Our customers, as we have gone out and started to share this story, have been very supportive. They have wanted to see the capability of a full stream provider. That is what we are going to be able to give them.

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

So, again, I am excited about the future. Thanks to everybody who has helped so far. I am looking forward to getting to know all of you and the bringing together of two great employee bases. That’s what we are going to be, a great employee base supporting our customers.

With that, I would like to pass it over to Jeff Immelt, Chairman and CEO of General Electric.

Jeff	Great to be here. Thank you. It’s great to be here at Baker Hughes.

I have worked for GE for 35 years. I was in our Plastics business, our Appliance business, I ran our Healthcare business, I have been CEO for 15 years. I keep a very focused life. I have had one company, one wife, one daughter, so I try to keep things simple. I made that comment one time at a town hall in France and nobody knew what I meant — one wife? But that has been my life and career.

I want to introduce you to GE. Martin talked about the deal, Lorenzo talked about what it means in Oil and Gas, maybe I’ll put it in a broader GE context. Big industrial company, about $125 billion. Go back to

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

Edison, a diversified portfolio. So we have, let’s say, big scale based businesses that need technology, globalization, good customer interface and that’s where GE excels.

We like to do things that are tough to do, and do them from a technical base. Every business in GE cycles. We think our diversified footprint gives us strength to really capitalize on cycles. I became CEO of GE four days before 9/11. When 9/11 happened, we had 50% market share in Aviation and we owned 1200 airplanes. That was a tough time to be in the commercial aviation business, let alone the crisis it was for our country and things like that. But it was the strength of Oil and Gas, it was the strength of our Power business, it was the strength of the rest of the portfolio that allowed us to excel in that business.

In 2001, we had 50% market share in the Commercial Engine business; today we have 70% market share in the Commercial Engine business. And the reason is because we could invest in cycles, so cycles don’t scare us. We live through them. We use the strength of the company to benefit and to grow during cycles.

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

So that’s who you are joining. We are a big industrial, technical, scale based company that plays cycles better than anybody else on the planet.

GE Store, why do we exist? Why are we a better match then individual players in industries? It’s because we take technology, we take globalization, we take the things we can do horizontally and bring them to life to our customers and investors. So you now have access to inspection technology from our Healthcare business; you now have access to material science from our Aviation business; you now have access to service tools from our Power business, and these are the ways that we kind of spread ideas and scale around the world.

So when Martin talks about the GE Store, it’s really technologies, it is global footprint. Look, when we go to Saudi Arabia or Brazil or Angola or Australia or Canada, we go as one company. You have capabilities that no one can match when we do that. And we spread shares services and things like that across companies. Supply chain, we are building a factory in Nigeria to get local content in Calabar, but we are doing Oil and Gas, we are doing Power, we are doing Aviation, we are doing Healthcare all in that factory. It makes us much more local as we go around the world. So, when we talk about the GE Store, it’s not a PowerPoint chart; it’s the way

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

we work and it’s the way we deliver value for our investors and in our customers.

The third element of our strategy is to go be a leader in the digitization of our assets. This is going to happen with or without us, and we want to be in the lead in that, and nowhere is that more relevant than in the Oil and Gas business, because all of our customers know how to measure an hour of downtime, more efficiency. This gives us a leadership position in how to capitalize on that. We think about asset performance management, this industry invented that. And our biggest collaborators are BP or Saudi Aramco or RasGas or people like that. So, I have always viewed the digital framework to be a big part of how we run the place.

So, big portfolio, high-tech businesses, GE Store, digital industrial, and then lastly I think we really try to run the place in a more decentralized way. I grew up in a company that was highly centralized and process based. When I became CEO, we were 70% inside the United States; today we are 70% outside of the United States. So you can only run that if you have a really decentralized and find ways to use scale, but still move fast. So, industrial context, GE Store, digital industrial, simplification, those of the four pillars of our strategy.

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

We built this business, [indiscernible] over the last 15 or 20 years, never trying to time the perfect price for oil. If I could time the perfect price for oil, I wouldn’t be CEO of GE. I would be doing something else. I would be betting on energy futures. We could see customers want more technical solutions. There is going to be more and higher requirements of the supply chain, certainly coming out of this downturn, and the only way we are going to get there is by providing more essential, technical solutions.

So, I view this collaboration as something that is necessary to be a real player as you think about the future. And the combination of your oilfield services capabilities, our technology service digital capabilities, we really start this new company in a position of strength and one that we think is going to be tremendously valuable as time goes on.

GE is a learning company, it’s a working person’s company. We believe in informality; we believe in access. People work together. Maybe I’ll just leave it at that. That’s the essence of the company and how we work.

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

I have always been an admirer, because your customers are admirers of Baker Hughes, and Martin and I have worked closely together on this and we look forward to working together in the future. So let me stop there and we have a chance to take some questions. Thanks very much. Great to be here.

Martin	Okay, don’t be shy. In the back.

M	[Speaker not miked]

Lorenzo	Hold on for the microphone so then people in the webcast can hear you because it’s an important question.

M	So quick question, is the name of Baker Hughes going to disappear or not?

Jeff	So I think the enterprise is going to be called Baker Hughes, a GE Company. So your brand is going to cover everything now going forward.

Martin	Is that okay with you?

Jeff	I’m out changing my business cards right now.

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

Martin	Other questions?

Enrico	Good morning, thank you very much. My name is Enrico. I love your ad in GE when the guy gives the hammer to his son. I really like that.

A question about timing, you see that we are all very excited. When will we be able to use Predix, because this is absolutely something —? We have been salivating quite literally around for some time, so that would really help knowing when we can do that.

Lorenzo
So actually the origins of the discussions started out because of Predix and the opportunities we have to take big data into the oil fields. And myself and Martin started to discuss, some of the commercial teams got together, and really this is a fruition of those discussions.

We are going to move full speed ahead with the aspect of applying Predix and big data into some of the oilfield service applications immediately. In fact, teams are working on it at the moment. I won’t disclose the brand name that we are going to be using, but some people have already come up with that. We already have a customer that has agreed to partner with

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

us and bring it to the marketplace. So, Predix is here, Predix is going to be available; we start today.

Enrico	Thank you.

Martin	You’re welcome. Other questions? A special reward for whoever asks.

Jeff	There you go. I could see you getting ready.

W	Do you foresee any, what are the biggest challenges you foresee when the deal starts looking at this integration or this merger?

Jeff
Look, my view is they are going to look for overlap, clear overlap areas, which there is very few. This is largely complementary. So I think it is given us confidence — you know, any time you enter our regulatory process, it doesn’t matter what you are doing, you always have to go step-by-step, so we try not to get ahead of ourselves.

But I think when you look at this deal, this makes the industry — one of the things they look at is what does it do from a competitive standpoint. This makes the industry more competitive, not less competitive. So, I

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

think both in Europe, in the US, I think this is pretty straightforward in terms of how we think about it. But it’s a process, you have to work it step-by-step. But we are good at it, as are you. We both have had deals go through, deals not go through. We have the scars to show it.

Martin
Jeff is exactly right. What really hurt the other process was just the customer reaction was very negative. We can’t imagine where a customer isn’t going to embrace this as being better for them. As GE has demonstrated in the other businesses that they have been able to bring into their broad portfolio, they engineer costs out. They find other ways to save money. This industry goes quickly, I think Lorenzo will know this, we go too quickly — and we said this on CNBC just a few minutes ago — we go too quickly to our biggest cost, which is our people and this industry suffers from not having a capability set, and we are going to be unique in that by partnering up with these guys.

So, you get the cost down further in our products and our services, customers are going to love that, that story is going to unfold over the next several weeks. When the regulatory body begins engaging with the customer community, I think they are going to be thumbs-up, let’s get this

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

deal done, we need this deal to happen. That’s what the customers are going to be saying.

Jeff	I totally agree.

Martin	Good question, though. And way to hold out for an extra share of GE stock.

[Talking over each other]

Jeff	Maybe a diesel locomotive. I can sell you one at wholesale.

Lorenzo	Question over there.

Tio
Good morning. Over the years, I have seen the infrastructure and the footprint that GE has around the world and it’s quite impressive. But then you also touched on this morning about the fact that we are building plants and things around the world. What is GE’s philosophy around localization and what can the local government around the world —

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

Jeff
It’s a great question, because our strategy has changed over time. I would say today we are actually big believers in localization. We have been on a strategy for about five or six years to really get deeply into markets in the country’s as a way to build the right global enterprise. And so, we don’t really, the company that we are building together, I am for free trade and all those things, but even if those deals don’t go through, we are already so global, we are not really dependent on any of that. And we have kind of trained our leaders to be very accepting of localization and finding ways to do it at scale.

Now, the trick to localization I think is to find a way to do it that is so cost-effective, and I think we have also become pretty good at those things as well.

Microphone? Just say it and I will repeat it.

M	It was announced today that the headquarters will be in both Houston and London. Is there also a strategy about that in terms of the footprint and reach? Is that the main reason?

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

Lorenzo
Maybe I’ll explain that. So for practical purposes, we have a very large presence in Houston and the employee base of a larger scales is here in Houston. I spend 70% of my time on a plane. London is a reference point for some of our international customers, and so it provides that capability of having that international scope, which is important for some of our Middle Eastern as well as you look at beyond Eastern Europe. So there is going to be a strong presence in both. There is nothing more to it than that. It’s really just an aspect of just functionality of the business.

Martin	If you were hoping that the headquarters had moved from Houston to London, not so. You are not that lucky.

M
The old Baker Hughes is often seen as the number three in the industry. Well, I don’t like being number three and many of us don’t like being number three. The new Baker Hughes, how is that going to be set up to take on number one?

Lorenzo
Actually, on the investor call this morning we went through, if you look at the industry we are going to be in a leading position and actually differentiated from the other competitors. We are going to have more breadth and scope then Schlumberger, we definitely have much more

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

scope then Halliburton. We are not a number three, and GE doesn’t like to be number three, either. We are going for number one and we are setting ourselves up to provide that capability to our customers. So, I think we are starting by bringing together a great capability.

Martin	Any other questions? Over there?

M	In the announcement I saw $1.2 billion cost savings. Would you please explain to us, is this affecting employees or where you are seeing $1.2 billion?

Lorenzo
Look, we spent some time together as a team being able to look at where there is opportunity to take out costs, and it’s really in areas that are not also employee based. So, there is the aspect of materials. When you look at our buys together, we buy a lot of the same materials. We have been able to achieve 6% deflation. We are going to be able to apply that to the Baker Hughes by as well, as we combine the buys together.

When you look at logistics spend, you have an incredible amount of logistics spend. We are even bigger at the GE level, and we are able to take down the contract.

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

When you look at product cost out, again, we gave the example this morning of what we have been able to achieve in [indiscernible] with a 50% cost out of a particular product. How we take those capabilities, marry them with the capabilities that Baker Hughes has as well. This is really defined by cost out at the material level, cost out at the product level, being able to combine the efficiencies of manufacturing, location, and there is rooftops. When you think about we are next to each other in many locations. We can actually be in the same building. You look at that, that is another efficiency.

Then, the revenue synergies beyond cost is a huge opportunity for us. So there is going to be a lot that we are working on.

Martin
I just want to follow up on that. When Richard Williams and I were together with Lorenzo and his team and some more of our folks, I think we went through the freight example. And through the downturn, the amount of leverage that we have, it is not insignificant by any means as Baker Hughes when we are negotiating with freight providers. But then Lorenzo and his team explained that he doesn’t necessarily negotiate that, that is done again at the GE level. So you have that whole, much bigger

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

leverage, and those savings trickle down and provide a lot of value. It is just not something that we would be capable of doing on their own. So, they scale up when it’s important to scale up.

Jeff	Total company cost base is in excess of $100 billion, so there is a tremendous amount of scale that we bring to this.

The other thing that I would say, not your direct question but just didn’t general, is everybody in this room should know this is going to be a jointly managed company. We value the expertise, it’s expertise we don’t have, and I think particularly my experience in building this Oil and Gas business over time is that expertise matters. So, we value the leaders in Baker Hughes, and we value the culture and the brand and the things that go with it.

Chris	Hey, Martin. I think it’s a great opportunity we have here and I really love your molecules to megawatts. It beats reservoir to refinery, which we sometimes use at Baker Hughes.

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

Given that we have a truly integrated technology set of services, of products, and we have — I say we already — GE Capital with virtually unlimited funding, what is your appetite for —

Jeff	Listen, I say the same thing. It’s my CFO that’s the party pooper.

Chris	What’s our appetite for taking more risk/reward type contracts? In certain countries that’s your entry ticket to actually get in there. Just wondered what your —

Jeff
I think there’s a certain inevitability to it in the industry, and I think we have thought it through in the context of how do we underwrite it, how do you do more outcomes oriented things, and I think what we have tried to do is not do — you know, we live in a risk/reward world. So I think what we have tried to do is how do we take this much risk to get this much reward, and how can we use our balance sheet when necessary to be able to be more creative and more outcome oriented. So I just think these are things that are going to happen as time goes on.

But even before this, we definitely have thought through, and Lorenzo has already done some experimentation with ways that that can be achieved.

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

We have a team that’s dedicated to it as well, that basically underwrites financing in the oil and gas sector.

Martin
Chris, what I would add to that is, how many times opportunities come to Kimberly’s desk or my desk and she’s heard me say multiple times, “We are not a bank.” The reality is, a big part of our customer community needs a bank, and that’s likely to continue for a while going forward. Maybe forever. This brings, again, part of the GE Store, brings a the capability, a lot of rigor, as Jeff said a very good understanding of the risk and rewards. And think of it from the GE perspective. As you well know, much of that return on investment is driven by the asset under the ground. And that’s where, as Jeff said, the expertise and talent is going to be so necessary to understand those rewards and what kind of risks are we taking, and the Baker Hughes has a reservoir of understanding and all of our analytical tools and all of our experience, and drilling every reservoir on this earth will play a big factor into changing that risk profile.

So, there is no denying that this capital issue is being needed by the customers, but we have just not been in a position, frankly, that we had the capability to do that. We now do.

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

Lorenzo	We started some of those discussions with Derek, and just, is there commercial innovation that can happen, and it’s something that we look forward to understanding more.

Geri
Good morning. You mentioned the word “family” this morning, and as we look at the population of GE compared to the population of Baker Hughes, this is a small family and that’s a really big family. What can you tell us about the culture of GE and that family?

Jeff
Again, I would say something that I learned when I was growing in my career was the importance of informality and access, so maybe I would start there saying this is a company where everybody that has an idea is valued, everybody sees who their leaders are, nobody sits in their office, there is no job beneath anybody in the company, including me. So, it is a learning company, we believe in informality, we believe in access.

Now, we are big, let’s face it and there are certain negatives that go with size, but I think the people in GE will say that we try to develop a good ear for bureaucracy, speed, and we try to fight bureaucracy, we want to move quickly, and I think that’s what you would see. So, we like work, we like the people who do work. We value customers, we value outcomes, and

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

none of us think we are smart as we could be by learning more each and every day.

And I think the trick for any of these — and Martin and I have talked about this — is there are always bad things when you go through change. Our job is to show you the good things, so you can say, “Hey, the good things outweigh the changes that maybe have been disruptive.”

Lorenzo
I would just like to add, and I mentioned the aspect of family, I have seen a lot of people go from Baker Hughes to GE, GE to Baker Hughes. We have people on this audience that have worked at both. The cultures are very similar. When you actually get together as a team and when we got together in various locations, Martin said it before, we were finishing each other sentences. That’s where you have chemistry; you have chemistry at every level. And so I think it’s going to be a very successful combination.

Martin	I think one more question.

W	Can you share your vision around the company as a service provider beyond a technology provider?

BAKER HUGHES, INC.
Host: Martin Craighead
October 31, 2016/10:00 a.m. CDT

Jeff
I would say we all have to — well, I think clearly the oilfield service business, the cadence is even more service-oriented then GE, even though we have a big service operation. I have always tried to let our minds wander to see how customers are going to buy, ultimately being flexible enough to go where the markets take us. Maybe someday that’s a complete op ex model, maybe the future of Oil and Gas is a complete service model and no longer an asset plus service model. And I think the GE team will say, I have always been of the mind of markets always win and you fear incumbency, you fear the way you’ve done things, you don’t worship it. So I have tried to let our minds wander as it pertains to what’s the look of the industry ultimately going to be? But clearly, the combination with Baker Hughes, you are going to show us a lot about services and push us, I think, to make us better in terms of how customers create value.

Martin	All right, folks, we have to run to the CTI. Thanks so much for showing up. Take care.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the “Combined Proxy Statement/Prospectus”). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR Newco WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, which was filed with the SEC on August 1, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.  The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication.  Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.